UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION RESOURCES, INC.
(Name of Subject Company)

GINGKO ACQUISITION CORP.
 a wholly owned subsidiary of
 GINGKO CORPORATION
 a company formed by
 SYMPHONY TECHNOLOGY II-A, L.P.,

SYMPHONY TECHNOLOGY II GP, LLC
 and
 TENNENBAUM & CO., LLC
 (Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(Cusip Number of Class of Securities)

Gingko Corporation
c/o Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey D. Berman John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Dhiya El-Saden Gregory L. Surman Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$116,428,443	$9,419.07

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 30,162,809 (number of shares of common stock of subject company outstanding on a fully diluted basis) by $3.86 (the market value of the shares of the subject company calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, by reference to the average of the high and low Nasdaq National Market prices reported for shares of the subject company on July 10, 2003.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.

|X|	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,374.56

Form or Registration No.: 5-35926

Filing Party:	Gingko Acquisition Corp.

Gingko Corporation

Symphony Technology II-A, L.P.

Tennenbaum & Co., LLC

Date Filed:	July 14, 2003

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|	third-party tender offer subject to Rule 14d-1.

|_|	issuer tender offer subject to Rule 13e-4.

|_|	going-private transaction subject to Rule 13e-3.

|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO as initially filed with the Securities and Exchange Commission on July 14, 2003 (as amended, the “Schedule TO”) by Gingko Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Gingko Corporation, a Delaware corporation (“Parent”) and a company formed by Symphony Technology II-A, L.P., a Delaware limited partnership, and affiliates of

Tennenbaum & Co., LLC, a Delaware limited liability company. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Information Resources, Inc., a Delaware corporation (the “Company”), and the associated preferred share purchase rights (the “Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003, between the Company and Harris Trust and Savings Bank as Rights Agent (the “Rights Agreement”), for $3.30 per Share, net to the seller in cash, without interest thereon, plus one contingent value right (“CVR”) per Share representing the right to receive an amount equal to a portion of potential lawsuit proceeds, if any, of an antitrust lawsuit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2003 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Any capitalized term that is used, and not defined in this document, shall have the meaning set forth in the Schedule TO.

Items 1 through 9, and Item 11.

(1) The third to last paragraph on the cover of the Offer to Purchase is deleted and replaced with the following:

“OUR OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES OF COMMON STOCK (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS), OF INFORMATION RESOURCES, INC. THAT REPRESENT A MAJORITY OF THE TOTAL NUMBER OF THOSE SHARES OUTSTANDING (AFTER GIVING EFFECT TO THE EXERCISE OF ALL OUTSTANDING RIGHTS TO ACQUIRE SHARES OF INFORMATION RESOURCES, INC.).”

(2) The following caption and paragraphs are inserted immediately following the final paragraph appearing in the “Summary Term Sheet” section of the Offer to Purchase under the caption “What is a CVR and is there an agreement governing the rights of tendering stockholders who receive the CVRs in the offer?”:

“Is it possible that the CVRs will not ultimately pay any amount to CVR holders?

Cash payments on the CVRs will be made only if, and to the extent that, Information Resources receives proceeds (whether by settlement, judgment or otherwise) from its antitrust lawsuit against The Dun & Bradstreet Corp., A.C. Nielsen Co. and IMS International, Inc. If this litigation does not ultimately result in a judgment or settlement that results in cash payments to Information Resources, the CVRs will be worthless. It is not possible to predict the outcome of this litigation with any certainty.

The above paragraph describing the CVRs is qualified in its entirety by reference to the form of contingent value rights agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Gingko Acquisition Corp., Gingko Corporation, Symphony Technology II-A, L.P. and Tennenbaum & Co., LLC pursuant to Rule 14d-3 under the Securities Exchange Act of 1934 with the Securities and Exchange Commission.”

(3) The following caption and paragraph are added to the “Summary Term Sheet” section of the Offer to Purchase following the paragraph under the caption “Is it possible that the CVRs will not ultimately pay any amount to CVR holders?” which is added to the “Summary Term Sheet” as set forth under Item 2 above:

“What are the terms of your current contingency fee arrangement relating to the pending antitrust litigation?

Information Resources currently has a partial contingency fee arrangement with one of the law firms representing it in its antitrust lawsuit against The Dun & Bradstreet Corp., A.C. Nielsen Co. and IMS International, Inc. Under that arrangement, Information Resources has agreed that, if it settles the case after the trial commences or obtains a verdict in its favor, Information Resources will pay that firm an amount equal to the greater of (i) 5% of the value of what Information Resources recovers from the defendants as a result of a judgment rendered against or a settlement with them, or (ii) the difference between the actual fees paid by Information Resources to that firm in connection with the litigation and the fees that Information Resources would have incurred had it continued paying that firm for services rendered for the period January 1, 2002 through the trial of the litigation at that firm’s standard rates. If the litigation is settled and dismissed before the beginning of a trial on its merits, Information Resources will instead pay that firm $2.5 million as a contingency fee. Separate from the contingency fee arrangement, Information Resources has also agreed to reimburse that law firm for all discounts received by Information Resources on legal fees incurred in connection with the litigation and related matters through (i) the period ending December 31, 2001 if Information Resources settles or obtains a verdict in its favor after the trial commences; or (ii) the date of settlement if a settlement occurs before the trial commences. In addition, Information Resources has agreed to consider providing a success fee to one of the other law firms representing it in the litigation, a law firm which is not currently entitled to contingency fees, in an amount determined by Information Resources if Information Resources determines, in its sole discretion, that a success fee is warranted.”

(4) The following paragraph is added to the “Summary Term Sheet” section of the Offer to Purchase following the first paragraph under the caption “Do you have the financial resources to make the cash payment under the offer?”:

“In his capacity as a limited partner of Symphony Technology II-A, L.P. and pursuant to a capital call by it, Dr. Romesh Wadhwani will be providing (a) $40 million to Symphony Technology II-A, L.P. and its affiliates in order to enable Symphony Technology II-A, L.P. to satisfy its capital contribution obligations to Gingko Corporation under the commitment letter entered into among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources (subject to satisfaction of the conditions set forth in that commitment letter) and (b) amounts necessary to satisfy its expense reimbursement obligations under the commitment letter entered into among Tennenbaum Capital Partners, LLC, as agent for entities the investments of which it manages, Gingko Corporation and Symphony Technology II-A, L.P. Dr. Wadhwani is the Chief Executive Officer and Managing Director of Symphony Technology II GP, LLC, the sole general partner of Symphony Technology II-A, L.P. A portion of this equity contribution may be refinanced by Symphony Technology II-A, L.P. at or after the offer or merger through outside sources.”

(5) The first sentence of the paragraph appearing in the “Summary Term Sheet” section of the Offer to Purchase under the caption “What are the most significant conditions to the offer?” is deleted and replaced with the following:

“The offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration date a number of shares of Information Resources common stock that represent a majority of the total number of those shares outstanding on a fully diluted basis (after giving effect to the exercise of all outstanding rights to acquire shares of Information Resources).”

(6) The first sentence of the fifth paragraph under the heading “Introduction” appearing in the Offer to Purchase is deleted and replaced with the following:

“The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the Expiration Date (as defined below) a number of Shares that represent a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”).”

(7) The sixth paragraph under the heading “Introduction” appearing in the Offer to Purchase is deleted and replaced with the following:

“According to the Company, as of July 30, 2003, there were outstanding 30,162,809 Shares and 8,494,048 options to purchase Shares. As of that date, there were outstanding options to purchase 740,300 Shares at an exercise price that is less than $3.30 per Share. While the cash portion of the consideration in the Offer is $3.30 per Share, in light of the fact that we are also offering one CVR per tendered Share pursuant to the Offer, it is possible that a holder of an option with an exercise price of $3.30 or greater will exercise his or her option. Based upon the number of outstanding Shares and options to purchase Shares as reported by the Company as of July 30, 2003, and assuming an expiration date as of that date, and in light of the fact that Purchaser and Parent do not beneficially own any Shares as of the date of this document, the Minimum Tender Condition would be satisfied if approximately 19,328,430 Shares are validly tendered pursuant to the Offer and not withdrawn.”

(8) The following four paragraphs are inserted prior to the final sentence appearing in the Offer to Purchase under “Introduction”. The following four paragraphs are also inserted after the eighth paragraph under the caption “—Purpose of the Offer; Plans for the Company” appearing in the Offer to Purchase under “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement”:

“We would describe the role that the Company’s current management may have with Parent and the Company after completion of the Offer and the Merger as follows:

•	Purchaser has informed the Company’s management during the past few days that, while no firm decision has been reached, it does not currently expect to retain the Company’s current chief executive officer, Joseph P. Durrett, in the position of chief executive officer of the Company beyond a brief transitional period after the closing of the Offer and the Merger. There also are no agreements, arrangements or understandings between the Company, Parent or any of their respective affiliates, on the one hand, and Mr. Durrett, on the other, other than those historical agreements that have been disclosed in the Company’s SEC filings. Furthermore, Mr. Durrett will not receive any additional compensation on or in connection with the Offer or the Merger, other than pursuant to the historical compensation arrangements that have been disclosed in the Company’s SEC filings;

•	There are no agreements, arrangements, understandings or commitments between the Company, Parent or any of their respective affiliates, on the one hand, and any other current director, officer, senior manager or employee of the Company, on the other, regarding post-closing employment or compensation matters, other than those historical agreements with the Company that have been disclosed in its SEC filings;

•	There have been no discussions or other communications between the Company, Parent or any of their respective affiliates, on the one hand, and any current director, officer, senior manager or employee of the Company, on the other, regarding the compensation of any such individual by the Company or Parent, or any equity participation by any such individual in the Company or Parent, after the closing of the Offer or the Merger; and

•	Notwithstanding these facts, like most buyers, Parent naturally needs management for the Company after the closing of the Offer and the Merger. Accordingly, Parent currently expects to attempt to retain many of the current officers and senior managers of the Company, other than in all likelihood, Mr. Durrett (as described above), in their current or substantially similar roles if they are able to agree on mutually acceptable employments terms with any such individual. Parent also anticipates that it may retain individuals as officers and senior managers of the Company who are not currently employed by the Company. However, and as stated above, there are no agreements, arrangements, understandings or commitments in any such respect.”

(9) The final paragraph appearing in the Offer to Purchase under “The Offer—Section 2—Acceptance for Payment and Payment” is deleted and replaced with the following:

“If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, those Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.”

(10) The paragraph following the caption “Additional Information” appearing in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company” is deleted and replaced with the following:

“The Company is subject to the informational requirements of the Exchange Act and in accordance with that statute files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in its proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of those persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference room maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Copies of that material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov. Such information should also be on file at the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.”

(11) The following paragraph is inserted after the first paragraph appearing in the Offer to Purchase under “The Offer—Section 10—Source and Amount of Funds”:

“In his capacity as a limited partner of Symphony and pursuant to a capital call by it, Dr. Romesh Wadhwani will be providing (a) $40 million to Symphony and its affiliates in order to enable Symphony to satisfy its capital contribution obligations to Parent under the Symphony Commitment Letter (subject to satisfaction of the conditions set forth therein) and (b) amounts necessary to satisfy its expense reimbursement obligations under the TCP Commitment Letter. Dr. Wadhwani is the Chief Executive Officer and Managing Director of the Symphony GP, the sole general partner of Symphony. A portion of this equity contribution may be refinanced by Symphony at or after the Offer or Merger through outside sources.”

(12) The following paragraph is inserted after the final paragraph appearing in the Offer to Purchase under “The Offer—Section 11—Background of the Offer”:

“Net Operating Loss Carryforward. The Company has informed us that it has a net operating loss (“NOL”) carryforward of approximately $116.8 million for U.S. federal income tax purposes. In general, this NOL would be available to reduce taxable income in future years. However, following a change of control, the Internal Revenue Code imposes rules which generally have the effect of limiting the amount of NOL benefit that may be claimed each year. The Company disclosed the amount of its NOL in its 2002 Form 10-K and to all parties that received the Company’s descriptive memorandum, including Symphony. The Company’s Board of Directors and management considered the benefit of the NOL throughout the negotiations with Symphony, its discussions with other bidders and its consideration of other strategic alternatives. In the course of negotiations, Symphony consistently stated that its offer price assumed that the Company would retain all of its tax attributes after closing of any transaction, including the NOL, and therefore, Symphony was not willing to share the benefit of any NOLs with the CVR holders. Nevertheless, in light of the NOLs and the other tax benefits that may accrue to the Company in respect of the CVR structure and payments, the parties compromised and agreed to an assumed tax rate that was lower than the anticipated highest applicable combined federal and state income tax rate to be applied to litigation proceeds in calculating the CVR Payment Amount.”

(13) The third sentence following the caption “Purpose of the Offer; Plans for the Company” in the first paragraph appearing in the Offer to Purchase under “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement” is deleted and replaced with the following:

“If, pursuant to the Offer, we accept for payment and pay for a number of Shares that represent a majority of outstanding Shares, the Merger Agreement provides that Parent will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following that purchase.”

(14) The second sentence following the subheading “Composition of the Board of Directors” appearing in the Offer to Purchase under “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement” is deleted and replaced with the following:

“Upon the date on which Parent or Purchaser first accepts shares for payment pursuant to the Offer (the “Acceptance Date”), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product obtained by multiplying the total number of directors on such Board (giving effect to the directors designated by Parent pursuant to this sentence) by the percentage that the number of Shares purchased and paid for by Parent or Purchaser pursuant to the Offer bears to the total number of Shares then outstanding.”

(15) The following paragraph is inserted prior to the subheading “Payment Calculation” appearing on page 46 of the Offer to Purchase under “The Offer—Section 12—Purpose of the

Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement”:

“Contingency Fee Arrangements. The Company currently has a partial contingency fee arrangement with one of the law firms representing it in the Litigation. Under that arrangement, the Company has agreed that, if it settles the case after the trial commences or obtains a verdict in its favor, the Company will pay that firm an amount equal to the greater of (i) 5% of the value of what the Company recovers from the defendants as a result of a judgment rendered against or a settlement with them, or (ii) the difference between the actual fees paid by the Company to that firm in connection with the Litigation and the fees that the Company would have incurred had it continued paying that firm for services rendered for the period January 1, 2002 through the trial of the Litigation at that firm’s standard rates. If the Litigation is settled and dismissed before the beginning of a trial on its merits, the Company will instead pay that firm $2.5 million as a contingency fee. Separate from the contingency fee arrangement, the Company has also agreed to reimburse that law firm for all discounts received by the Company on legal fees incurred in connection with the Litigation and related matters through (i) the period ending December 31, 2001 if the Company settles or obtains a verdict in its favor after the trial commences; or (ii) the date of settlement if a settlement occurs before the trial commences. In addition, the Company has agreed to consider providing a success fee to one of the other law firms representing it in the Litigation, which law firm is not currently entitled to contingency fees, in an amount determined by the Company, if the Company determines, in its sole discretion, that a success fee is warranted.”

(16) The text of subparagraph (ii) appearing in the Offer to Purchase under “The Offer—Section 14—Conditions of the Offer” is deleted and replaced with the following:

“(ii) if, immediately prior to the Expiration Date, any of the following conditions exist:”

(17) The text of subparagraph (ii)(C) appearing in the Offer to Purchase under “The Offer—Section 14—Conditions of the Offer” is amended by adding the following at the end of the paragraph:

“(Company Material Adverse Effect is defined under the caption “—The Merger Agreement—Representations and Warranties” appearing in this Offer to Purchase under “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement”.)”

(18) The text of the second to last paragraph appearing in the Offer to Purchase under “The Offer—Section 14—Conditions of the Offer” is deleted and replaced with the following:

“The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent in their reasonable discretion regardless of the circumstances giving rise to that condition or may be waived by Purchaser and Parent in whole or in part at any time and from time to time before the Expiration Date. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time before the Expiration Date.”

Item 10.    Financial Statements.

Not applicable.

Item 12.    Exhibits.

(a)(1)(A)**	Offer to Purchase, dated July 14, 2003.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Text of press release issued by Information Resources, Inc., Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC on June 29, 2003.

(a)(1)(H)**	Summary advertisement published July 14, 2003.

(b)(1)**	Commitment letter dated as of June 29, 2003 among Tennenbaum Capital Partners, LLC, as agent for one or more entities managed by Tennenbaum Capital Partners, LLC, Gingko Corporation and Symphony Technology II-A, L.P.

(b)(2)**	Commitment letter dated as of June 29, 2003 among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources, Inc.

(d)(1)**	Agreement and Plan of Merger dated as of June 29, 2003 by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.

(d)(2)**	Form of Contingent Value Rights Agreement by and among Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(3)**	Confidentiality Agreement, dated February 19, 2003, between Symphony Technology Group and Information Resources, Inc.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed with the SEC on Parent’s and Purchaser’s Schedule TO-C, dated June 30, 2003.
** Previously filed with the SEC on Parent’s and Purchaser’s Schedule TO, dated July 14, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2003

GINGKO ACQUISITION CORP.

By:	/s/ William Chisholm
Name: William Chisholm Title: Executive Vice President

GINGKO CORPORATION

By:	/s/ William Chisholm
Name: William Chisholm Title: Executive Vice President

SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC its General Partner

By:	/s/ William Chisholm
Name: William Chisholm Title: Managing Member

TENNENBAUM & CO., LLC

By:	/s/ Howard M. Levkowitz
Name: Howard M. Levkowitz Title: Principal

SYMPHONY TECHNOLOGY II GP, LLC

By:	/s/ William Chisholm
Name: William Chisholm Title: Managing Member